Exhibit 99.2

NOTICE TO HOLDERS OF WARRANTS OF BIONDVAX PHARMACEUTICALS LTD.

WARRANT CUSIP: 09073Q 113

YOU ARE HEREBY NOTIFIED that BiondVax Phamaceuticals Ltd. (the “Company”) and The Bank of New York Mellon, as warrant agent, have amended the ADS Warrant Agreement dated as of May 15, 2015 (the “Agreement”) effective January 16, 2020 to provide that a holder of the above-referenced warrants (the “Warrants”) that is entitled to exercise Warrants may elect to exercise on a cashless basis (in addition to exercise on a cash basis).

Section 3.3.7. of the Agreement, as amended, provides as follows:

“3.3.7 Cashless Exercise.

(i) If a Holder is entitled to exercise Warrants, it may elect to exercise on a cashless basis in accordance with Section 3.3.7(iii) below.

(ii) The Company shall provide to the Warrant Agent and each Holder prompt written notice of any time that the Company is unable to deliver the Warrant ADSs via DTC transfer or otherwise (without restrictive legend), because (A) the Commission has issued a stop order with respect to the Registration Statement, (B) the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, (C) the Company has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or (D) otherwise (each a “Restrictive Legend Event”). To the extent that a Restrictive Legend Event occurs after the Holder has exercised a Warrant in accordance with the terms of the Warrants but prior to the delivery of the Warrant ADSs, the Company shall, at the election of the Holder, which shall be given within five (5) days of receipt of such notice of the Restrictive Legend Event, either (A) rescind the previously submitted Election to Purchase and the Company shall return all consideration paid by registered holder for such shares upon such rescission or (B) treat the attempted exercise as a cashless exercise as described in the next paragraph and refund the cash portion of the exercise price to the Holder. If a Restrictive Legend Event has occurred and no exemption from the registration requirements is available, the Warrant shall only be exercisable on a cashless basis in accordance with Section 3.3.7(iii) below.

(iii) In the case of “cashless exercise”, notwithstanding anything herein to the contrary, the Company shall not be required to make any cash payments or net cash settlement to the Holder in lieu of delivery of the Warrant ADSs. Upon a “cashless exercise”, the Holder shall be entitled to receive the number of Warrant ADSs equal to the quotient obtained by dividing (A-B) (X) by (A), where:

(A) = the VWAP on the Business Day immediately preceding the Exercise Date;

(B) = the Exercise Price of the Warrant, as adjusted as set forth herein; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of the Warrant in accordance with the terms of the Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

Upon receipt of an Election to Purchase for a cashless exercise, the Warrant Agent will promptly deliver a copy of the Election to Purchase to the Company to confirm the number of Warrant ADSs issuable in connection with the cashless exercise. The Company shall calculate and transmit to the Warrant Agent in a written notice, and the Warrant Agent shall have no duty, responsibility or obligation under this section to calculate, the number of Warrant ADSs issuable in connection with any cashless exercise. The Warrant Agent shall be entitled to rely conclusively on any such written notice provided by the Company, and the Warrant Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with such written instructions or pursuant to this Warrant Agreement.

A Holder that exercises Warrants in a cashless exercise will still be required to pay the applicable Issuance Fee as a condition of making that exercise.”

Dated: January 16, 2020	BIONDVAX PHARMACEUTICALS LTD.